Filed by Golub Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital Investment Corporation

Commission File No. 814-01128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 26, 2019

GOLUB CAPITAL BDC, INC.

(Exact name of Registrant as Specified in Its Charter)

DELAWARE	814-00794	27-2326940
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

666 Fifth Avenue, 18th Floor, New York, NY	10103
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 750-6060

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GBDC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On November 27, 2018, Golub Capital BDC, Inc., a Delaware corporation (“GBDC”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Golub Capital Investment Corporation, a Maryland corporation (“GCIC”), Fifth Ave Subsidiary Inc., a Maryland corporation and wholly owned subsidiary of GBDC (“Merger Sub”), GC Advisors, LLC, a Delaware limited liability company and investment adviser to each of GBDC and GCIC (“GC Advisors”), and, for certain limited purposes, Golub Capital LLC. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into GCIC, with GCIC continuing as the surviving company and as a wholly-owned subsidiary of GBDC (the “Merger”), and, immediately thereafter, GCIC will merge with and into GBDC, with GBDC continuing as the surviving company (together with the Merger, the “Mergers”).

On August 12, 2019, Mr. Stephen Bushansky filed a putative shareholder class action against GBDC and the individual members of GBDC’s Board of Directors (collectively, the “GBDC Board”) in the Supreme Court of the State of New York, County of New York (the “Court”). The case is captioned Bushansky v. Golub Capital BDC, Inc., et al., Index. No. 654576 (the “Merger Litigation”). Mr. Bushansky’s lawsuit alleges breach of fiduciary duty claims against GBDC and the GBDC Board in connection with the solicitation of stockholder approval of the Mergers contemplated by the Merger Agreement. Mr. Bushansky alleges, among other things, that GBDC’s definitive proxy statement included in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 497 of the Securities Act of 1933, as amended, on July 15, 2019 (the “Proxy Statement”) omitted certain information that he claims is material. Mr. Bushansky requests that the Court enjoin the transactions contemplated by the Merger Agreement unless the GBDC Board causes GBDC to make additional disclosures. Mr. Bushansky requests attorneys’ fees and damages in an unspecified amount. On August 23, 2019, Mr. Bushansky requested accelerated briefing for the entry of a preliminary injunction to require GBDC to make additional disclosures prior to conducting a shareholder vote on the Mergers by filing a proposed order to show cause. The Court has not approved the request for an order to show cause, and the defendants have not yet answered or otherwise responded to the complaints in the foregoing actions.

The defendants believe that GBDC has previously disclosed all information required to be disclosed to ensure that its stockholders can make an informed vote at the Special Meeting (as defined below) and that the additional disclosures requested by Mr. Bushansky are immaterial. Accordingly, defendants believe these claims are without merit and will vigorously defend against these claims. However, in order to reduce the costs, risks and uncertainties inherent in litigation, GBDC has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K (the “Report”). Nothing in this Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, GBDC and the GBDC Board specifically deny all allegations in the Merger Litigation that any additional disclosure was or is required.

The GBDC Board, including all of the independent directors, continues to unanimously recommend that GBDC stockholders entitled to vote at the Special Meeting vote “FOR” each of the Certificate of Incorporation Amendment Proposal, the Merger Stock Issuance Proposal, and the Advisory Agreement Amendment Proposal (each, as defined in the Proxy Statement).

These supplemental disclosures will not affect the merger consideration to be paid by GBDC in connection with the Merger or the timing of the special meeting of GBDC’s stockholders scheduled for Wednesday, September 4, 2019 at 8:00 a.m. Eastern Time at the offices of Golub Capital LLC, located at 666 Fifth Avenue, New York, New York (the “Special Meeting”).

Supplemental Disclosures.

The following disclosures supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The second sentence of the first full paragraph on page 141 of the Proxy Statement is hereby amended and restated as follows:

The GBDC Board and GCIC Board considered a range of exchange ratios for premiums from 0% up to 15.4%, and the GBDC Independent Directors and GCIC Independent Directors focused on a range of exchange ratios that they believed would be acceptable with respect to each of GBDC and GCIC, respectively.

The third full paragraph and the subsequent table on page 156 of the Proxy Statement are hereby supplemented as follows:

The minimum, 25th percentile, median, average, 75th percentile and maximum price-to-estimated EPS multiples for the selected companies excluded the multiple for Bain Capital Specialty Finance, Inc., which multiple was considered to be not meaningful.

The fourth paragraph and the subsequent table under the heading “Selected Transactions Analysis—Business Development Companies” on page 157 of the Proxy Statement are hereby supplemented as follows:

The minimum, 25th percentile, median, average, 75th percentile and maximum price-to-LTM net investment income per share multiples for the selected transactions excluded the multiple for the PennantPark Floating Rate Capital Ltd. – MCG Capital Corporation transaction, which multiple was considered to be not meaningful.

The following disclosure appears in a new section under the heading “Certain Prospective Financial Information Provided by GCIC and GBDC” on page 151 immediately before the section entitled “Opinion of the Financial Advisor to the GBDC Independent Directors”.

Certain Prospective Financial Information Provided by GCIC and GBDC

GCIC provided GBDC and its financial advisor, KBW, with the following forecasts and projections of GCIC, which were used by KBW in performing a dividend discount analysis of GCIC in connection with KBW’s opinion, as more fully described below in the section entitled “—Opinion of the Financial Advisor to the GBDC Independent Directors:”

•	Estimated future dividends of GCIC through September 30, 2023, which were estimated to be $0.67 per share for the six months ended September 30, 2019 and $1.39 per share per year for each of the succeeding four years;
•	Estimated NAV per share of $15.00 as of September 30, 2023.

GC Advisors provided KBW with the following long-term dividend and NAV assumptions for GBDC, which were used by KBW in performing a dividend discount analysis of GBDC in connection with KBW’s opinion, as more fully described below in the section entitled “—Opinion of the Financial Advisor to the GBDC Independent Directors:”:

•	GBDC assumed to continue to pay a dividend of $0.32 per share per quarter, consistent with its current practice;
•	Estimated NAV per share of $16.42 as of September 30, 2023.

The prospective financial information set forth above was prepared for internal use and not prepared with a view to public disclosure and is being included in this supplemental disclosure only because the prospective financial information was provided to KBW and relied upon by KBW in performing its financial analysis for GBDC’s Independent Directors. The prospective financial information was not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information does not purport to present operations in accordance with U.S. generally accepted accounting principles, and GBDC’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the prospective financial information and accordingly assumes no responsibility for them. The prospective financial information has been prepared by GCIC and GC Advisors, as applicable. The inclusion of the prospective financial information in this supplemental disclosure should not be regarded as an indication that the prospective financial information will be predictive of actual future results, and the forecasts should not be relied upon as such. Neither GBDC, GCIC, GC Advisors nor any other person makes any representation to any security holders regarding the ultimate performance of GBDC or GCIC, as applicable, compared to the prospective financial information set forth above. Although presented with numerical specificity, the prospective financial information is not fact and reflects numerous assumptions and estimates as to future events made by management of GCIC and GC Advisors that were believed to be reasonable at the time the prospective financial information was prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the businesses of GBDC and GCIC, all of which are difficult to predict and many of which are beyond the control of GC Advisors, GBDC and GCIC. Other persons attempting to project the future results of GBDC and GCIC will make their own assumptions that could result in projections materially different than those above. In addition, the prospective financial information does not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Merger or any changes to the operations or strategy of GBDC that may be implemented after the consummation of the Merger. Further, the prospective financial information does not take into account the effect of any failure to occur of the Merger and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the prospective financial information will be realized, and actual results could vary significantly from those reflected in the prospective financial information. Neither GBDC nor GCIC intend to update or otherwise revise the prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. The above projections and prospective financial information are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

Forward-Looking Statements

This Report may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this Report may constitute forward-looking statements and are not guarantees of future performance or results of GBDC, GCIC, or, following the Merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GBDC and GCIC with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the Mergers on the expected timeline, or at all, failure of GBDC or GCIC to obtain the requisite stockholder approval for the Proposals (as defined below) set forth in the Proxy Statement, the ability to realize the anticipated benefits of the Mergers, effects of disruption on the business of GBDC and GCIC from the proposed Mergers, the effect that the announcement or consummation of the Mergers may have on the trading price of GBDC’s common stock on The Nasdaq Global Select Market; the combined company’s plans, expectations, objectives and intentions as a result of the Mergers, any decision by GCIC to pursue continued operations, any termination of the Merger Agreement, future operating results of GBDC or GCIC, the business prospects of GBDC and GCIC and the prospects of their portfolio companies, actual and potential conflicts of interests with GC Advisors and other affiliates of Golub Capital LLC, general economic and political trends and other factors, the dependence of GBDC’s and GCIC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof. Each of GBDC and GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this Report.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC and GCIC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GBDC and GCIC have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GBDC and GCIC and a prospectus of GBDC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC AND GCIC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC, GCIC, THE MERGER AND THE PROPOSALS. Investors and security holders may obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC and GCIC and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GCIC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GCIC stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Golub Capital BDC, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLUB CAPITAL BDC, INC.

Date: August 26, 2019	By:	/s/ Ross A. Teune
	Name:	Ross A. Teune
	Title:	Chief Financial Officer